Siadatpour, Payam

From:	Mahon, John
Sent:	Wednesday, February 08, 2012 2:43 PM
To:	'minored@sec.gov'; 'rupertk@sec.gov'
Cc:	Boehm, Steven; Siadatpour, Payam
Subject:	GSV Capital
Attachments:	DOC001.PDF

Dominic/Kevin:

Please find attached marked pages indicating revisions to GSV Capital's registration statement on Form N-2, reflecting our discussion earlier today. We will also file the attached marked pages as EDGAR correspondence.

Please feel free to call us if you have any questions.

Regards,

John

John J. Mahon | Partner

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue NW | Washington, DC 20004-2415

202 383.0515 direct | 202.641.4481 mobile | 202.637.3593 facsimile

john.mahon@sutherland.com | www.sutherland.com

To learn more about alternative fund structures and our BDC and Alternative Assets Practice Group, please visit www.publiclytradedprivateequity.com.